UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      May 26, 2006


Mr. Roman Rozenberg
Chief Executive Officer
Compuprint, Inc.
99 Park Avenue, 16th Floor
New York, New York 10016



      Re:	Compuprint, Inc.
		Amendment No. 3 to Registration Statement on Form SB-2
		File No. 333-127815
      Filed May 1, 2006

      Form 10-Q for the period ended March 31, 2006
      File No. 333-90272
      Filed May 17, 2006



Dear Mr. Rozenberg:

      We have reviewed your response letter dated May 1, 2006, and your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.
Recent Developments, page 3
1. We note that Enficon Establishment assigned to Kiev Investment Group, its affiliate, its obligation to purchase Compuprint`s convertible debentures under the Securities Purchase Agreement dated
March June 30, 2005. You state that the Protocol Agreement dated April 6, 2006, gives effect to the assignment. We note that the Protocol Agreement states that the debentures are going to be converted into shares of Terra. This suggests that the registration statement covers the securities of Terra, not of the registrant, Compuprint. Please advise whether this assessment is correct and if so, discuss the basis for registering the securities of Terra.

Risk Factors, page 7

As our properties are in the early exploration and development stages..., page 8
2. We note that you state your properties are the development stage.
Please tell us why you consider your properties to be in the development stage when you do not have any proved or unproved reserves.

Critical Accounting Polices, page 17
3. Please expand your critical accounting policies to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. For example, you should explain how you determine the fair value of your unproven properties and how you account for any impairment in the values of those properties. Please refer to FRC Section 501.14 and Rule 4-10(c)(4) of Regulation S-X for further guidance.

Consolidated Financial Statements, page F-1
4. Please disclose the fair value of your convertible debentures.
Refer to SFAS 107 for additional guidance.

Consolidated Balance Sheet, page F-3
5. Please disclose your restricted cash separately in current assets and revise your statement of cash flow accordingly. Refer to Chapter
3A., paragraph 6 of ARB 43 for additional guidance.

6. Please disclose separately any item in excess of five percent of total liabilities. Refer to Rule 5-02.20. of Regulation S-X for additional guidance.

Note 2. Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, Unproved, Full Cost Method, page F-8
7. It appears as if there was a clerical error in the second paragraph of this section, in which your policy for amortizing your full cost pool was omitted and you duplicated your policy of applying a ceiling test. Please revise accordingly.
8. Please clarify that your capitalized costs of unproved properties is excluded from the capitalized costs being amortized, and provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for additional guidance.

Stock Options, page F-9
9. Please enhance the prominence of your pro forma disclosures reflecting the amortization of the estimated fair value of stock options on page F-14 by presenting them in your policy footnote. Refer to paragraph 2.e.c. of SFAS 148 for additional guidance.

Convertible Debentures, page F-9
10. Please enhance your policy footnote to describe how you accrete the carrying value of the convertible debentures for the beneficial conversion feature.

Earnings (Loss) Per Share, page F-9
11. Please enhance your policy footnote to clarify that your convertible debentures would be dilutive in addition to your stock options.

Note 4.  Equity Transactions, page F-10
12. We note that you disclose that the warrants issued to Belhasa
International Co. LLC had no value. Please explain to us in detail how you determined that they had no value.





Note 6.  Oil and Gas Properties, page F-14

13. We note that you have approximately $1,664 thousand capitalized in your full cost pool for acquisition of land leases as of December
31,
2005.  You indicate that $466 thousand relates to land leases.
Please
tell us in detail what constitutes the remaining $1,197 thousand of acquisition costs

Form 10-Q filed May 17, 2006

Consolidated Financial Statements, page 3
14. Please disclose the comparable financial information for the period from inception to March 31, 2005, in your consolidated financial statements. Historical comparative financial information should be that of the accounting acquirer. Refer to Item 310(b) of
Regulation S-B for additional guidance.
15. We note that you have consolidated Texterra Exploration
Partners,
LP. Please tell us whether the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. In your response, address in detail the "Factors to Consider" as set forth in paragraph 19 of EITF 04-5.

Note 2. Summary of Significant Accounting Policies, page 8

Stock Options, page 9

16. Please update your policy footnote regarding how you account for share based payments to reflect your adoption of SFAS 123(R).
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne at (202) 551-3688 or in his absence,
April Sifford, Accounting Branch Chief at (202) 551-3684 if you have comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.



Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Dan Brecher
	(212) 808-4155 (fax)

Mr. Roman Rozenberg
Compuprint, Inc.
May 26, 2006
Page 2